Dreyfus
New York Tax Exempt
Intermediate
Bond Fund

ANNUAL REPORT May 31, 2007



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 A Letter from the CEO

3 Discussion of Fund Performance

6 Fund Performance

7 Understanding Your Fund's Expenses

7 Comparing Your Fund's Expenses
With Those of Other Funds

8 Statement of Investments

20 Statement of Assets and Liabilities

21 Statement of Operations

22 Statement of Changes in Net Assets

23 Financial Highlights

24 Notes to Financial Statements

30 Report of Independent Registered
Public Accounting Firm

31 Important Tax Information

32 Information About the Review and Approval
of the Fund's Management Agreement

36 Board Members Information

39 Officers of the Fund

FOR MORE INFORMATION

Back Cover



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus New York Tax Exempt Intermediate Bond Fund, covering the 12-month period from June 1, 2006, through May 31, 2007.

The U.S. economy continued to moderate during the reporting period as cooling housing markets took their toll on consumer and business spending. Labor markets, however, remained quite strong, and key measures of inflation have stayed stubbornly above the Federal Reserve's stated "comfort zone." Our economists believe that the anemic rate of U.S. economic growth recorded in the first quarter of 2007 should be the weakest reading of the current midcycle slowdown, and economic growth is likely to recover eventually to a near-trend pace.

The likely implications of our economic outlook include a long pause in Fed policy, a modest drop in 10-year Treasury bond yields (and consequent rise in price) and, in the absence of an as-yet unforeseen event, persistently tight yield spreads throughout the municipal bond market sectors. We expect these developments to produce both challenges and opportunities for fixed-income investors. As always, your financial advisor can help you position your investments for these trends.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
June 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the reporting period of June 1, 2006, through May 31, 2007, as provided by Monica S. Wieboldt, Senior Portfolio Manager

Fund and Market Performance Overview

Strong performance among municipal bonds over much of the period was offset by bouts of heightened volatility stemming from economic and inflation concerns. The fund lagged its benchmark, which contains bonds from many states, not just New York, and does not reflect fund fees and expenses in its results. However, the fund produced a higher return than its Lipper category average return, due mainly to its core holdings of seasoned, income-oriented securities.

For the 12-month period ended May 31, 2007, the fund achieved a total return of 3.71%.[1] The Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 4.10% for the same period.[2] In addition, the average total return for all funds reported in the Lipper New York Intermediate Municipal Debt Funds category was 3.37%.[3]

The Fund's Investment Approach

The fund seeks as high a level of current income exempt from federal, New York state and New York city income taxes as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal, New York state and New York city personal income taxes. The dollar-weighted average maturity of the fund's portfolio ranges between three and 10 years. Although the fund currently intends to invest only in municipal bonds rated investment grade or the unrated equivalent as determined by Dreyfus, it has the ability to invest up to 20% of its net assets in bonds rated below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

Early Market Rally Offset by Later Economic and Inflation Concerns

Although the reporting began in an environment of robust economic growth and intensifying inflationary pressures, conditions changed dramatically over the summer and fall of 2006. Short-term interest rates stabilized and energy prices declined, supporting a bond market rally. Most of the market's strength was concentrated among longer-term securities, leading to narrower yield differences along the market's maturity range.

Soon after 2007 began, slower U.S. economic growth and persistent inflationary concerns caused the outlook for the Federal Reserve Board's (the "Fed") interest-rate policy to become murkier. Market volatility intensified in late February, sparked by turmoil in overseas equity markets and the U.S. sub-prime mortgage sector. From March through April, unexpectedly robust labor markets, resurgent energy prices and comments from the Fed regarding the risk of inflation caused bond prices to fall, erasing previous gains.

On a national level, an increase in the supply of newly issued municipal bonds also contributed to heightened market volatility. Some states began to see tax receipts fall below budget estimates, in part because of the slowdown in the housing market. The State of New York was not among them. In fact, the state legislature passed a relatively conservative budget for its next fiscal year, and the City of New York continued to benefit from generally strong business conditions in the financial services industry. These factors generally helped support New York municipal bond prices, cushioning the price decline in the market.

Income-Oriented Bonds Helped Drive Performance

The fund's relative performance benefited from its core holdings of income-oriented bonds, especially those with maturities of 15 years or less. Securities with relatively little time left until their expected early redemptions helped protect the fund from the full brunt of market volatility. Lower-rated bonds fared well, including credits issued on behalf of airlines, private universities and the state's settlement of litigation with U.S. tobacco companies. New York city's bonds also held up particularly well, as did higher-quality hospital bonds. Due to uncertainty regarding Fed policy, we generally maintained the fund's average duration in the neutral range.

Fund Remains Positioned for Steady Fed Policy

With the economy slowing and inflation still above the Fed's comfort zone, short-term interest rates seem likely to us to remain at current levels for some time. Therefore, we have maintained a neutral average duration and a focus on income-oriented bonds. Of course, we remain prepared to adjust our strategies as market conditions change.

June 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

FUND PERFORMANCE



Dreyfus New York Tax Exempt
Intermediate Bond Fund

Lehman Brothers 7-Year
Municipal Bond Index†

$16,465

$15,430

Dollars

Years Ended 5/31

Comparison of change in value of $10,000 investment in Dreyfus New York Tax Exempt
Intermediate Bond Fund and the Lehman Brothers 7-Year Municipal Bond Index

Average Annual Total Returns *as of 5/31/07*

	1 Year	5 Years	10 Years
Fund	**3.71%**	**3.42%**	**4.43%**

† *Source: Lipper Inc.*
Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus New York Tax Exempt Intermediate Bond Fund on 5/31/97 to a $10,000 investment made in the Lehman Brothers 7-Year Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.
The fund invests primarily in New York municipal securities and maintains a portfolio with a weighted average maturity ranging between 3 and 10 years. The fund's performance shown in the line graph above takes into account fees and expenses. The Index is not limited to investments principally in New York municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus New York Tax Exempt Intermediate Bond Fund from December 1, 2006 to May 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended May 31, 2007

Expenses paid per $1,000†	$ 4.29
Ending value (after expenses)	$1,002.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended May 31, 2007

Expenses paid per $1,000†	$ 4.33
Ending value (after expenses)	$1,020.64

† *Expenses are equal to the fund's annualized expense ratio of .86%, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2007

Long-Term Municipal Investments—99.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York—95.4%				
Buffalo (Insured; FGIC)	5.00	12/1/12	1,800,000	1,885,320
Buffalo (Insured; FGIC)	5.13	12/1/14	2,820,000	2,970,842
Buffalo Fiscal Stability Authority, Sales Tax and State Aid Secured Bonds (Insured; FGIC)	4.50	9/1/18	1,110,000	1,152,258
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/09	745,000	751,437
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/09	1,055,000	1,064,115
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/10	740,000	748,325
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/10	1,110,000	1,122,487
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/11	1,160,000	1,172,447
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/11	825,000	833,852
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/12	1,225,000	1,237,666
City School District of the City of Niagara Falls, COP (High School Facility) (Insured; FSA)	5.00	6/15/19	3,250,000	3,428,035
City School District of the City of Niagara Falls, COP (High School Facility) (Insured; MBIA)	5.63	6/15/13	2,045,000	2,237,169

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Erie County, Public Improvement (Insured; MBIA)	5.25	4/1/18	2,000,000	2,155,520
Hempstead Town Industrial Development Agency, Civic Facility Revenue (Hofstra University Civic Facility)	5.25	7/1/18	1,730,000	1,817,555
Hempstead Town Industrial Development Agency, RRR (American Ref-Fuel Company of Hempstead Project)	5.00	6/1/10	6,000,000	6,127,860
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences Project)	5.50	5/1/09	780,000	784,883
Long Island Power Authority, Electric System General Revenue (Insured; AMBAC)	5.50	12/1/11	5,000,000	5,343,250
Long Island Power Authority, Electric System General Revenue (Insured; MBIA)	3.31	9/1/15	2,000,000 [a]	1,995,660
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	1/1/12	1,830,000 [b]	1,929,094
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	7/1/12	3,820,000 [b]	4,047,328
Nassau County, General Improvement (Insured; FSA)	5.75	3/1/10	4,955,000 [b]	5,208,002
Nassau County Health Care Corporation, Health System Revenue (Insured; FSA)	6.00	8/1/09	4,000,000 [b]	4,257,880
New York City	5.00	11/1/12	2,000,000	2,099,640
New York City	5.25	8/1/17	2,295,000	2,454,824
New York City	5.25	10/15/19	5,000,000	5,304,950
New York City	5.00	4/1/20	3,500,000	3,667,195
New York City	5.00	8/1/20	2,000,000	2,098,960
New York City	5.00	8/1/22	2,000,000	2,102,700
New York City	5.25	10/15/22	2,000,000	2,116,820

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City (Insured; FSA)	5.25	10/15/19	1,450,000	1,550,572
New York City Health and Hospital Corporation, Health System Revenue	5.25	2/15/17	1,550,000	1,578,799
New York City Industrial Development Agency, Civic Facility Revenue (College of Aeronautics Project)	5.10	5/1/08	500,000	506,395
New York City Industrial Development Agency, Civic Facility Revenue (College of Aeronautics Project)	5.25	5/1/08	555,000 [b]	573,576
New York City Industrial Development Agency, Civic Facility Revenue (College of Aeronautics Project)	5.30	5/1/08	585,000 [b]	604,843
New York City Industrial Development Agency, Civic Facility Revenue (United Jewish Appeal Federation Project)	5.00	7/1/12	1,460,000	1,535,073
New York City Industrial Development Agency, Civic Facility Revenue (United Jewish Appeal Federation Project)	5.25	7/1/15	1,640,000	1,763,738
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/20	2,775,000	2,963,256
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.13	8/1/11	2,750,000	2,900,920
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.50	8/1/16	2,500,000	2,893,250

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.00	1/1/10	2,780,000	2,848,193
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/16	2,000,000	2,170,660
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/18	2,830,000	3,050,429
New York City Transit Authority, Metropolitan Transportation Authority, Triborough Bridge and Tunnel Authority, COP (Insured; AMBAC)	5.63	1/1/13	2,675,000	2,817,551
New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC)	5.00	7/15/22	3,000,000	3,191,880
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.25	5/15/09	3,000,000 [b]	3,115,980
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	2/15/10	2,115,000 [b]	2,240,462
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	2/15/10	2,885,000 [b]	3,056,138
New York Convention Center Development Corporation, Revenue (Hotel Unit Fee Secured) (Insured; AMBAC)	5.00	11/15/18	3,440,000	3,674,505
New York State Dormitory Authority, Court Facilities LR (The City of New York Issue)	5.75	5/15/14	3,715,000	4,044,112
New York State Dormitory Authority, Court Facilities LR (The County of Westchester Issue)	5.00	8/1/10	5,570,000	5,729,469

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, FHA-Insured Mortgage HR (The Long Island College Hospital)	6.00	8/15/15	2,930,000	3,183,211
New York State Dormitory Authority, Insured Revenue (Fashion Institute of Technology Student Housing Corporation) (Insured; FGIC)	5.25	7/1/16	3,755,000	4,045,524
New York State Dormitory Authority, Insured Revenue (Fashion Institute of Technology Student Housing Corporation) (Insured; FGIC)	5.25	7/1/20	4,490,000	4,982,194
New York State Dormitory Authority, Revenue (Carmel Richmond Nursing Home) (LOC; Allied Irish Bank PLC)	5.00	7/1/15	2,000,000	2,054,920
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FGIC)	5.75	7/1/16	2,000,000	2,112,700
New York State Dormitory Authority, Revenue (Lenox Hill Hospital Obligated Group)	5.75	7/1/15	1,000,000	1,052,350
New York State Dormitory Authority, Revenue (Manhattan College) (Insured; Radian)	5.50	7/1/12	1,450,000	1,544,888
New York State Dormitory Authority, Revenue (Manhattan College) (Insured; Radian)	5.50	7/1/13	2,605,000	2,772,918
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.25	2/15/14	2,305,000 [b]	2,483,384
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.25	2/15/14	415,000 [b]	447,117

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.25	2/15/18	30,000	31,938
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.00	7/1/11	850,000	855,890
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.00	7/1/13	1,000,000	1,005,870
New York State Dormitory Authority, Revenue (Municipal Health Facilities Improvement Program) (Insured; FSA)	5.50	1/15/13	1,350,000	1,428,813
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/13	1,450,000	1,531,330
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/14	1,855,000	1,967,951
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/16	2,055,000	2,170,470
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/19	1,395,000	1,465,141
New York State Dormitory Authority, Revenue (North Shore Long Island Jewish Group)	5.00	5/1/18	3,280,000	3,387,453
New York State Dormitory Authority, Revenue (NYSARC, Inc.) (Insured; FSA)	5.00	7/1/12	1,100,000	1,158,641
New York State Dormitory Authority, Revenue (Park Ridge Housing, Inc.) (Collateralized; FNMA)	6.13	8/1/15	2,875,000	3,056,182

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (Rivington House Health Care Facility) (Collateralized; SONYMA)	5.25	11/1/12	1,000,000	1,061,200
New York State Dormitory Authority, Revenue (Rivington House Health Care Facility) (Collateralized; SONYMA)	5.25	11/1/14	5,430,000	5,796,362
New York State Dormitory Authority, Revenue (Saint Barnabas Hospital) (Insured; AMBAC)	5.25	8/1/15	2,135,000	2,255,692
New York State Dormitory Authority, Revenue (Schools Program)	5.25	7/1/11	1,435,000	1,487,621
New York State Dormitory Authority, Revenue (Schools Program) (Insured; MBIA)	5.25	7/1/10	1,670,000	1,735,765
New York State Dormitory Authority, Revenue (State University Educational Facility) (Insured; FGIC)	5.25	5/15/13	2,500,000	2,644,825
New York State Dormitory Authority, Revenue (Upstate Community Colleges)	5.25	7/1/18	2,000,000	2,135,020
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.38	3/15/13	5,000,000 [b]	5,387,950
New York State Dormitory Authority, State Personal Income Tax Revenue (Education) (Insured; FSA)	5.00	3/15/21	5,000,000	5,277,000
New York State Environmental Facilities Corporation, State Personal Income Tax Revenue (Environment) (Insured; FGIC)	5.38	1/1/13	1,000,000 [b]	1,075,150
New York State Environmental Facilities Corporation, SWDR (Waste Management, Inc. Project)	4.45	7/1/09	2,000,000	1,996,580
New York State Housing Finance Agency, Housing Revenue (Capitol Green Apartments) (Collateralized; FNMA)	4.38	11/15/17	1,000,000	997,490

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Housing Finance Agency, MFHR (Park Drive Manor II Apartments) (LOC: NBT Bank and The Bank of New York)	4.13	8/15/11	1,660,000	1,658,639
New York State Housing Finance Agency, Revenue (Service Contract Obligation)	5.25	3/15/11	3,465,000	3,534,161
New York State Housing Finance Agency, State Personal Income Tax Revenue (Economic Development and Housing)	5.00	9/15/18	1,400,000	1,495,102
New York State Housing Finance Agency, State Personal Income Tax Revenue (Economic Development and Housing) (Insured; FGIC)	5.00	9/15/20	1,270,000	1,338,110
New York State Thruway Authority, Highway and Bridge Trust Fund Bonds (Insured; FGIC)	5.75	4/1/10	2,000,000 b	2,123,080
New York State Thruway Authority, Second General Highway and Bridge Trust Fund (Insured; AMBAC)	5.00	4/1/18	5,000,000 c,d	5,336,500
New York State Urban Development Corporation, Corporate Purpose Subordinated Lien Bonds	5.13	7/1/18	4,550,000	4,815,401
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.63	11/15/14	1,350,000	1,408,792
Port Authority of New York and New Jersey (Consolidated Bonds, 142nd Series)	5.00	7/15/18	5,000,000	5,327,600
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	4.25	1/1/17	755,000	764,468
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	4.30	1/1/18	845,000	853,991

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Rensselaer County Industrial Development Agency, IDR (Albany International Corporation) (LOC; Bank of America)	7.55	6/1/07	2,000,000	2,000,000
Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jefferson's Ferry Project)	5.00	11/1/12	1,455,000	1,501,211
Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jefferson's Ferry Project)	5.00	11/1/13	1,000,000	1,036,300
Suffolk County Judicial Facilities Agency, Service Agreement Revenue (John P Cohalan Complex) (Insured; AMBAC)	5.00	4/15/16	2,720,000	2,821,266
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/18	4,775,000	5,095,594
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/21	3,000,000	3,228,840
Triborough Bridge and Tunnel Authority, General Revenue	5.25	11/15/12	4,450,000	4,748,907
Triborough Bridge and Tunnel Authority, Special Obligation Revenue (Insured; MBIA)	5.13	1/1/14	3,000,000 [b]	3,212,370
Westchester County Industrial Development Agency, Resource Recovery Equity Bonds (Westchester Resco Company Project)	5.50	7/1/09	2,650,000	2,678,673
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	4.50	6/1/21	2,800,000	2,775,892
Yonkers, GO (Insured; AMBAC)	5.25	6/1/09	2,110,000 [b]	2,192,016

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related—4.5%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	2,000,000 b	2,116,880
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	3,000,000 b	3,175,320
Guam Waterworks Authority, Water and Wastewater System Revenue	5.50	7/1/16	1,000,000	1,057,720
Virgin Islands Public Finance Authority, Refinery Facilities Senior Secured Revenue (HOVENSA Refinery)	4.70	7/1/22	1,500,000	1,498,815
Virgin Islands Water and Power Authority, Electric System Revenue (Insured; Radian)	5.13	7/1/11	4,230,000	4,323,737
Total Investments (cost $265,920,074)			**99.9%**	**271,634,800**
Cash and Receivables (Net)			**.1%**	**346,876**
Net Assets			**100.0%**	**271,981,676**

a *Variable rate security—interest rate subject to periodic change.*

b *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

c *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2007, this security amounted to $5,336,500 or 2.0% of net assets.*

d *Collateral for floating rate borrowings.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	46.1
AA		Aa		AA	28.9
A		A		A	8.8
BBB		Baa		BBB	13.4
BB		Ba		BB	.4
B		B		B	2.1
Not Rated[e]		Not Rated[e]		Not Rated[e]	.3
					100.0

[†] *Based on total investments.*
[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
May 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	265,920,074	271,634,800
Interest receivable		4,183,866
Receivable for shares of Beneficial Interest subscribed		966
Prepaid expenses		13,002
		275,832,634
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		179,048
Cash overdraft due to Custodian		952,020
Payable for floating rate notes issued		2,500,000
Payable for shares of Beneficial Interest redeemed		126,957
Interest and related expenses payable		17,200
Accrued expenses		75,733
		3,850,958
Net Assets ($)		**271,981,676**
Composition of Net Assets ($):		
Paid-in capital		267,081,229
Accumulated net realized gain (loss) on investments		(814,279)
Accumulated net unrealized appreciation (depreciation) on investments		5,714,726
Net Assets ($)		**271,981,676**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		15,271,741
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**17.81**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended May 31, 2007

Investment Income ($):	
Interest Income	**12,998,086**
Expenses:	
Management fee–Note 3(a)	1,711,424
Service Plan and prospectus fees–Note 3(b)	315,409
Shareholder servicing costs–Note 3(b)	119,135
Interest and related expenses	97,721
Professional fees	60,093
Custodian fees	28,557
Trustees' fees and expenes–Note 3(c)	18,311
Shareholders' reports	16,914
Registration fees	15,935
Loan commitment fees–Note 2	1,577
Miscellaneous	33,556
Total Expenses	**2,418,632**
Investment Income–Net	**10,579,454**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	15,454
Net unrealized appreciation (depreciation) on investments	22,806
Net Realized and Unrealized Gain (Loss) on Investments	**38,260**
Net Increase in Net Assets Resulting from Operations	**10,617,714**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended May 31,	
	2007	2006
Operations ($):		
Investment income–net	10,579,454	11,157,566
Net realized gain (loss) on investments	15,454	(307,134)
Net unrealized appreciation (depreciation) on investments	22,806	(8,171,963)
Net Increase (Decrease) in Net Assets Resulting from Operations	**10,617,714**	**2,678,469**
Dividends to Shareholders from ($):		
Investment income–net	(10,550,409)	(11,130,108)
Net realized gain on investments	–	(2,211,717)
Total Dividends	**(10,550,409)**	**(13,341,825)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	20,959,651	41,531,898
Dividends reinvested	8,259,531	10,367,968
Cost of shares redeemed	(60,461,872)	(63,469,916)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(31,242,690)**	**(11,570,050)**
Total Increase (Decrease) in Net Assets	**(31,175,385)**	**(22,233,406)**
Net Assets ($):		
Beginning of Period	303,157,061	325,390,467
End of Period	**271,981,676**	**303,157,061**
Capital Share Transactions (Shares):		
Shares sold	1,169,114	2,292,133
Shares issued for dividends reinvested	460,546	573,752
Shares redeemed	(3,368,005)	(3,509,808)
Net Increase (Decrease) in Shares Outstanding	**(1,738,345)**	**(643,923)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended May 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	17.82	18.43	18.14	19.19	18.50
Investment Operations:					
Investment income—net [a]	.66	.64	.64	.66	.73
Net realized and unrealized gain (loss) on investments	(.01)	(.48)	.34	(.92)	.84
Total from Investment Operations	.65	.16	.98	(.26)	1.57
Distributions:					
Dividends from investment income—net	(.66)	(.64)	(.64)	(.65)	(.72)
Dividends from net realized gain on investments	−	(.13)	(.05)	(.14)	(.16)
Total Distributions	(.66)	(.77)	(.69)	(.79)	(.88)
Net asset value, end of period	17.81	17.82	18.43	18.14	19.19
Total Return (%)	3.71	.87	5.55	(1.41)	8.69
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.85	.79	.89	.95	.95
Ratio of net expenses to average net assets	.85	.79	.81	.80	.80
Ratio of net investment income to average net assets	3.71	3.53	3.46	3.52	3.87
Portfolio Turnover Rate	16.88	29.73	26.56	44.58	30.18
Net Assets, end of period ($ x 1,000)	271,982	303,157	325,390	338,765	389,782

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus New York Tax Exempt Intermediate Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal, New York state and New York city income taxes as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge. Effective June 30, 2007, the Distributor will be known as MBSC Securities Corporation.

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgement of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At May 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed tax-exempt income $16,037, accumulated capital losses $766,823 and unrealized appreciation $5,667,270.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to May 31, 2007. If not applied, the carryover expires in fiscal 2015.

The tax character of distributions paid to shareholders during the fiscal periods ended May 31, 2007 and May 31, 2006, were as follows: tax exempt income $10,550,409 and $11,130,108, ordinary income $0 and $74,591 and long-term capital gains $0 and $2,137,126, respectively.

During the period ended May 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $29,045 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended May 31, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from the payment to be made to the Manager, or the Manager will bear such excess expense. During the period ended May 31, 2007, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Service Plan (the "Service Plan") adopted pursuant to Rule 12b-1 under the Act, the fund reimburses the Distributor for distributing the fund's shares, servicing shareholder accounts ("Servicing") and for advertising and marketing relating to the fund. The Service Plan provides for payments to be made at an annual aggregate rate of up to .25% of the value of the fund's average daily net assets. The Service Plan provided for the fund to bear the costs of preparing, printing and distributing certain of the fund's prospectuses and statements of additional information and costs associated with implementing and operating the Service Plan, not to exceed the greater of $100,000 or .005% of the value of the fund's average daily net assets for any full fiscal year. During the period ended May 31, 2007, the fund was charged $315,409 pursuant to the Service Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2007, the fund was charged $76,240 pursuant to the transfer agency agreement.

During the period ended May 31, 2007, the fund was charged $4,089 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $139,286, Rule 12b-1 service plan fees $23,214, chief compliance officer fees $3,748 and transfer agency per account fees $12,800.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 1% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of their issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended May 31, 2007, redemption fees charged and retained by the fund amounted to $3.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended May 31, 2007, amounted to $47,857,671 and $76,467,222, respectively.

The fund may purchase floating rate notes. A floating rate note is a Municipal Bond or other debt obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the obligation's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax exempt rate.

At May 31, 2007, the cost of investments for federal income tax purposes was $263,467,530; accordingly, accumulated net unrealized appreciation on investments was $5,667,270, consisting of $6,100,554 gross unrealized appreciation and $433,284 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus New York Tax Exempt Intermediate Bond Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus New York Tax Exempt Intermediate Bond Fund, including the statement of investments, as of May 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of May 31, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus New York Tax Exempt Intermediate Bond Fund at May 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
July 16, 2007

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended May 31, 2007:

—all the dividends paid from investment income-net are "exempt-interest dividends" (not subject to regular federal and, for individuals who are New York residents, New York State and New York City personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2007 calendar year on Form 1099-DIV and their portion of the fund's exempt-interest dividends paid for 2007 calendar year on Form 1099-INT, both which will be mailed by January 31, 2008.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Trustees held on May 8, 2007, the Board considered the re-approval of the fund's Management Agreement through November 30, 2007, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities, as well as the Manager's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense

Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates and total operating expenses. The Manager also provided a comparison of the fund's total returns to the fund's Lipper category average returns for the past 10 calendar years.

The Board reviewed the results of the Expense Group and Expense Universe comparisons that were prepared based on financial statements currently available to Lipper as of February 28, 2007. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were higher than the respective Expense Group and Expense Universe medians. The Board also noted that the fund's total expense ratio was slightly lower than the Expense Group and Expense Universe medians.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance for various periods ended February 28, 2007, and placed significant emphasis on comparisons of yield and total return performance among the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also was selected by Lipper. The Board noted that the fund's total return was variously higher and lower than the Performance Group and Performance Universe medians for each reported time period up to 10 years. On a yield performance basis, the Board noted that the 1-year yield performance for the fund was at or higher than the Performance Group median for 8 of the 10 past calendar years and at or higher than the Performance Universe median for each of the 10 past calendar years.

Representatives of the Manager noted that there were no similarly managed mutual funds, institutional separate accounts, or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies and, as to mutual funds only, reported in the same Lipper category, as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the decline in fund assets from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 168

David W. Burke (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee.

Other Board Memberships and Affiliations:
- John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 92

William Hodding Carter III (72)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006-present)
- President and Chief Executive Officer of the John S. and James L. Knight Foundation (February 1, 1998-February 1, 2006)

Other Board Memberships and Affiliations:
- The Century Foundation, Emeritus Director
- The Enterprise Corporation of the Delta, Director

No. of Portfolios for which Board Member Serves: 28

Gordon J. Davis (65)
Board Member (1995)

Principal Occupation During Past 5 Years:
- Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
- President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
- Consolidated Edison, Inc., a utility company, Director
- Phoenix Companies, Inc., a life insurance company, Director
- Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 37

Joni Evans (65)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Principal, Joni Evans Ltd.
• Senior Vice President of the William Morris Agency (2005)

No. of Portfolios for which Board Member Serves: 28

————————

Ehud Houminer (66)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 69

————————

Richard C. Leone (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
• President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax exempt research foundation engaged in the study of economic, foreign policy and domestic issues

Other Board Memberships and Affiliations:
• The American Prospect, Director
• Center for American Progress, Director

No. of Portfolios for which Board Member Serves: 28

————————

Hans C. Mautner (69)
Board Member (2006)

Principal Occupation During Past 5 Years:
• President—International Division and an Advisory Director of Simon Property Group, a real estate investment company (1998-present)
• Director and Vice Chairman of Simon Property Group (1998-2003)
• Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
• Capital and Regional PLC, a British co-investing real estate asset manager, Director
• Member - Board of Managers of:
  Mezzacappa Long/Short Fund LLC
  Mezzacappa Partners LLC

No. of Portfolios for which Board Member Serves: 28

Robin A. Melvin (43)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Director, Boisi Family Foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances

No. of Portfolios for which Board Member Serves: 28

————————

Burton N. Wallack (56)
Board Member (1991)

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 28

————————

John E. Zuccotti (69)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Chairman of Brookfield Financial Properties, Inc.
• Senior Counsel of Weil, Gotshal & Manges, LLP
• Chairman of the Real Estate Board of New York

Other Board Memberships and Affiliations:
• Emigrant Savings Bank, Director
• Wellpoint, Inc., Director
• Visiting Nurse Service of New York, Director
• Columbia University, Trustee
• Doris Duke Charitable Foundation, Trustee

No. of Portfolios for which Board Member Serves: 28

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arnold S. Hiatt, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 86 investment companies (comprised of 168 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 61 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (87 investment companies, comprised of 184 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus New York
Tax Exempt Intermediate
Bond Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DRNIX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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